AMENDMENTS
TO
ARTICLES OF INCORPORATION
OF
PROTECTIVE TECHNOLOGIES INTERNATIONAL MARKETING, INC.

(Changed herein to “ARMED ALERT SECURITY, INC.”)

In accordance with Section 78.390 of the Nevada Revised Statutes, as amended, Protective Technologies International Marketing, Inc. (the “Company”), a Nevada
       Corporation, Incorporation.
C

1. The Articles of Incorporation of the Corporation are hereby amended by deleting Article I in its entirety and inserting the following in lieu thereof:

ARTICLE 1

NAME

The name of the Corporation hereby created shall be:

ARMED ALERT SECURITY, INC.

2. The Articles of Incorporation of the Corporation are hereby amended by correcting a typographical error to its Articles of Amendment, dated Aug 12, 1992, where in the heading titled Article IX should read Article XIII.

3. Except as specifically provided herein, the provisions of the Corporation’s Articles of Incorporation shall remain unamended and shall continue in full force and effect.

4. By execution of these Articles of Amendment to the Articles of Incorporation, the president and secretary of the Corporation do hereby certify that the foregoing Amendments to the Articles of Incorporation was adopted by the shareholders of said Corporation as Amendments to the original Articles of Incorporation of the Corporation by vote of holders of a majority of the issued and outstanding common stock of the corporation on June 3, 1999. As of May 21, 1999, the record date of the Special Meeting, there was a total of 31,060,598 shares voted for the adoption of the foregoing Amendment to the Articles of Incorporation, and no shares were voted against the Amendment.

IN WITNESS WHEREOF, the foregoing Articles of Amendment to the Articles of Incorporation of Protective Technologies International Marketing, Inc., have been executed this 3rd day of June, 1999.

ATTEST:

/s/ Lyle O. Keys, Secretary	By /s/ Kelley D. Hansen, President